1875 K Street, N.W.
Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000

March 23, 2011

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (“Trust”)

(Securities Act File No. 92935;

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 497

Dear Ms. Cole:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 497 to the Trust’s Registration Statement, filed on behalf of its series iShares MSCI China Index Fund (the “Fund”) pursuant to Rule 485(a) under the 1933 Act. The comments were provided in a telephone conversation on March 7, 2011. For your convenience, your comments are set forth below and each comment is followed by our response.

Comment No. 1: Please file the Trust’s form of Participation Agreement as an exhibit.

Response: A form of the Participation Agreement will be filed as part of a post-effective amendment to the Trust’s Registration Statement relating to the Fund.

Comment No. 2: The exchange ticker symbol and the principal U.S. market or markets on which the Fund’s shares are traded should appear on the cover page, not the first page.

Response: The Fund’s exchange ticker symbol and the principal U.S. market or markets on which the Fund’s shares are traded will be disclosed on the cover page of the prospectus in accordance with Item 1(a)(2) of Form N-1A. As the Trust has previously noted, the Trust also plans to disclose the Fund’s exchange ticker symbol and the principal U.S. market or markets on which the Fund’s shares are traded in the heading of the summary section.

Comment No. 3: The servicemark paragraph under the Table of Contents should be deleted.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

March 23, 2011

Response: The servicemark paragraph is required under the Trust’s license agreement with the index provider for the Fund. The Trust can look into the possibility of moving the servicemark language to the extent permitted pursuant to the licensing arrangement with the Fund’s index provider or by a waiver of the restrictions thereof, but the Trust cannot delete the servicemark disclosure altogether.

Comment No. 4: All language after the first sentence of the “Fees and Expenses” section and before the fee table should be deleted.

Response: As discussed with Benjamin Haskin, this language before the fee table had previously been disclosed in footnotes to the fee table, but the Staff told the Trust that such disclosure could be placed in the text of the summary section, rather than in a footnote. The Trust included this language in other prospectuses before the fee table as a result of this discussion with the Staff.

Comment No. 5: Investment strategies for the Fund should include securities lending if securities lending is identified as a principal risk of the Fund.

Response: The Trust will note the Fund’s policy of lending portfolio securities in the investment strategy section as long as lending remains a principal risk of the Fund.

Comment No. 6: The Trust should include a separate risk of investing in China as a principal risk of the Fund.

Response: The Trust has revised the heading of the Section entitled Structural Risk to Risks of Investing in China to clarify that it covers risks related to investing in China.

Comment No. 7: Please confirm that the variable transaction fee and the standard transaction fee that may be charged on redemption transactions will not amount to more than 2% of the redemption.

Response: The Trust confirms that the variable transaction fee and the standard transaction fee for the Fund will not amount to more than 2% of the amount being redeemed and has clarified this disclosure in the registration statement.

The Trust has authorized us to represent that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 23, 2011

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer
Andrew Josef